UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-X

APPOINTMENT OF AGENT FOR SERVICE OF PROCESS AND UNDERTAKING

A.     Name of issuer or person filing (“Filer”):                Woori Finance Holdings Co., Ltd.

B.     This is:

☒	an original filing for the Filer

☐	an amended filing for the Filer

C.     Identify the filing in conjunction with which this form is being filed:

Name of registrant:                Woori Finance Holdings Co., Ltd.

Form type:                 Form CB

File Number (if known):                Not Available

Filed by:                Woori Finance Holdings Co., Ltd.

Date filed (if filed concurrently, so indicate):                May 24, 2004, concurrently with Form CB

D.     The Filer is incorporated or organized under the laws of                 The Republic of Korea             and has its principal place of business at:

Woori Finance Holdings Co., Ltd., 203 Hoehyon-dong, 1-ga, Chung-gu, Seoul, 100-792, Korea (Tel) +822-2125-2130

E.     The Filer designates and appoints Jeong Han Kim (“Agent”) located at Woori Bank New York Agency, 245 Park Avenue, 41st Floor, New York, New York 10167, U.S.A. (Tel) 212-949-1900 as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in:

(a) any investigation or administrative proceeding conducted by the Commission; and

(b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions, or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns: (i) any offering made or purported to be made in connection with the securities registered or qualified by the Filer on Form CB on May 24, 2004 or any purchases or sales of any security in connection therewith; (ii) the securities in relation to which the obligation to file an annual report on Form 40-F arises, or any purchases or sales of such securities; (iii) any tender offer for the securities of a Canadian issuer with respect to which filings are made by the Filer with the Commission on Schedule 13E-4F, 14D-1F or 14D-9F; or (iv) the securities in relation to which the Filer acts as trustee pursuant to an exemption under Rule 10a-5 under the Trust Indenture Act of 1939. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F.     The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to Form CB, in conjunction with which this Form F-X is being filed.

The Filer further undertakes to advise the Commission promptly of any change to the Agent’s name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Seoul Country of The Republic of Korea this 24th day of May, 2004.

/s/ Young-Key Hwang

Young-Key Hwang Chairman and Chief Executive Officer	By: (Signature and Title)
Filer: Woori Finance Holdings Co., Ltd.

This statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jeong Han Kim, as Agent for Service of Process on behalf of Woori Finance Holdings Co., Ltd.

(Signature)

General Manager, Woori Bank New York Agency

(Title)

May 24, 2004